FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit
No.             Description

99.1             Press Release dated November 5, 2009

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC

TSX: TCM, TCM.WT

Frankfurt: A6R

November 5, 2009

THOMPSON CREEK ANNOUNCES 30% INCREASE IN
MOLYBDENUM MINERAL RESERVES AND NEW 16-YEAR MINE
PLAN FOR THOMPSON CREEK MINE

Thompson Creek Metals Company Inc. (“Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced new estimates for mineral resources and reserves and a new 16-year mine plan at its Thompson Creek Mine in Idaho. The new estimates are based on definition drilling conducted at the mine since the previous estimates were published in 2007.

“The drilling results are a positive development for the Company. We found additional mineable areas, particularly within the western wall of the existing pit, resulting in a 30% increase in contained molybdenum in proven and probable mineral reserves compared with the 2007 estimate,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“As a result, we have adopted a new 16-year mine plan to replace the previous 10-year plan. Adjusting for differing molybdenum price forecasts, starting points and mining production schedules, the economic value of the new plan exceeds that of the old,” Mr. Loughrey stated.

The updated mineral resources and reserves were estimated by mine staff and audited by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) in accordance with the CIM Definition Standards. The mineral reserves have been estimated using a cut-off grade of 0.03% Mo and an average long-term molybdenum price of US$10 per pound. These were the same assumptions used for the 2007 estimates, which were also audited by Scott Wilson RPA. The 2009 estimates also used updated costs.

Thompson Creek Mine’s proven and probable mineral reserves are estimated at 164.6 million tons at an average grade of 0.084% Mo containing 277.2 million pounds of molybdenum. The estimate is as of May 31, 2009.

These mineral reserves consist of proven reserves of 91.8 million tons at an average grade of 0.094% Mo and probable reserves of 72.8 million tons at an average grade of 0.072% Mo.

The mineral reserves are included in a revised estimate of measured and indicated mineral resources, which totals 326.4 million tons at an average grade of 0.068% Mo and contained Mo of 444.6 million pounds, using a cut-off grade of 0.03% Mo. This includes measured mineral resources of 132.4 million tons at an average grade of 0.084% Mo and indicated mineral resources of 194.0 million tons at an average grade of 0.057% Mo.

The Thompson Creek Mine also has additional estimated inferred mineral resources of 29.1 million tons at an average grade of 0.042% Mo.

The new estimates of mineral resources and reserves were audited by John T. Postle, M.Sc., P.Eng., Christopher Moreton, Ph.D., P.Geo. and Kevin Scott, P.Eng., all of Scott Wilson RPA, and all of whom are qualified persons as defined in National Instrument 43-101. Messrs. Postle, Moreton and Scott have reviewed and approved the contents of this news release.

Scott Wilson RPA also reviewed the Company’s new 16-year mine plan and concluded that “the production targets, mine operating cost forecasts, and the capital cost forecast are reasonable.”

The new mine plan, which replaces a previous 10-year plan published in 2007, calls for the production of 247.6 million pounds of molybdenum over 16 years and is based on a pit design including previously planned Phases 6 and 7 and a revised Phase 8. Phase 8 had previously focused on mining reserves in the east wall of the pit but has been revised to include the mining of added proven and probable mineral reserves identified by definition drilling in the west wall of the pit.

The new mine plan assumes a return to full capacity utilization of the mill at the Thompson Creek Mine by January 2010. The mill’s production rate was reduced to approximately 70% of full capacity in March 2009 due to economic conditions. The Company announced on November 5, 2009 that the mill has been operating at 78% of full capacity since September 2009 and is scheduled to operate at full capacity in January 2010.

Details of the new estimates and mine plan are available in a National Instrument 43-101 technical report that is being filed on SEDAR (www.sedar.com). A SEC-compliant technical report is also being filed on EDGAR at www.sec.gov.

The previous estimates for the Thompson Creek Mine compiled by mine staff and audited by Scott Wilson RPA as of September 30, 2007 showed proven and probable mineral reserves of 108.9 million tons at an average grade of 0.098% Mo containing 213.5 million pounds of molybdenum.

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The mineral reserves were included in the previously estimated measured and indicated resources of 255.9 million tons at an average grade of 0.076% Mo and contained molybdenum of 391.5 million pounds. In addition, there were estimated inferred mineral resources of 153.7 million tons at an average grade of 0.043% Mo.

The 2007 estimates of mineral resources and reserves were audited by William E. Roscoe, Ph.D., P.Eng. and John T. Postle, M.Sc., P.Eng., both of whom are qualified persons as defined in National Instrument 43-101.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is evaluating the Mount Emmons Deposit, a high-grade underground molybdenum deposit near Crested Butte, Colorado. Thompson Creek has an option to acquire up to 75% of the Mount Emmons Deposit. The Company is continuing to pursue permitting of the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C. The Company has approximately 750 employees. Its principal executive office is in Denver, Colorado, and it also has an office in Toronto, Ontario. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates and those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such

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forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources.

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

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